SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 13
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Ampex Corporation
                                -----------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    032092108
                                    ---------
                                 (CUSIP Number)

                                Craig L. McKibben
                              135 East 57th Street
                            New York, New York 10022
                                 (212) 759-6301
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 2001
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Sherborne Capital Incorporated
        13-4170958
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    400,000
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           0
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    400,000


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                400,000
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.7%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Sherborne Investments Corporation
        51-0364504
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    1,850,000
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           0
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    1,850,000


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,850,000
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.1%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Sherborne Holdings Incorporated
        13-3513642
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    1,098,566
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           212,856
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    1,098,566


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,311,422
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Newhill Partners, L.P.
        13-3389798
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    1,098,566
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           212,856
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    1,098,566


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,311,422
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Sherborne & Company Incorporated
        22-2569328
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    1,130,045
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           212,856
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    1,130,045


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,342,901
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Craig L. McKibben
        ###-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    0
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           212,856
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    212,856


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    2,846,172

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,717,678
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 032092108                                 Page     of       Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Edward J. Bramson
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)____________
        (b)____________
        N/A
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_|
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom
--------------------------------------------------------------------------------
               7            SOLE VOTING POWER
                                    6,885,455
NUMBER OF
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY EACH  8            SHARED VOTING POWER
REPORTING                           212,856
PERSON WITH

              ------------------------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                                    6,885,455


              ------------------------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                                    2,846,172

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,865,633
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        |_|
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.9%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                AMENDMENT NO. 13
                                       TO
                                  SCHEDULE 13D

        This Amendment No. 13 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), filed by the parties named below (collectively, "Filing Parties") relating to the Class A Common Stock ("Class A Stock") of Ampex Corporation (the "Company"). Certain information in the Schedule 13D which has not changed since the filing of the most recent amendment thereto is not restated herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

        No change.

Item 2. Identity and Background.

        This Amendment No. 13 is being filed pursuant to Section 13d(1) of the Securities Act of 1934, as amended (the "Exchange Act") and Rule 13d-2 thereunder by the Filing Parties named below, each of whom has a business address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

        1. Sherborne Capital Incorporated, a New York corporation ("SHCI"), of which Edward J. Bramson, one of the Filing Parties, is the controlling stockholder. SHCI's principal business is the ownership of Class A Stock of the Company. SHCI is the successor by merger to SH Securities Co. LLC, a New York limited liability company ("SHLLC") of which Mr. Bramson was the sole managing member. SHLLC is no longer a Filing Party.

        2. Sherborne Investments Corporation, a Delaware corporation ("SIC"), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. SIC's principal business is the ownership of Class A Stock of the Company.

        3. Sherborne Holdings Incorporated, a Delaware corporation ("SHI"). SHI is a holding company whose principal business is the ownership of shares of the Company.

        4. Newhill Partners, L.P. ("NLP"), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP's principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

        5. Sherborne & Company Incorporated, a Delaware corporation ("SCI"), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI's principal business is to act as General Partner of NLP.

        6. Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer, and a director of the Company. Mr. McKibben is also an officer and


                                                             Page __ of __ Pages
               director of each other corporation that is a Filing Party herein (other than SIC) and a limited partner of NLP.


        7. Edward J. Bramson, Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Bramson is also the chief executive officer and a director of each other corporation that is a Filing Party herein.

Item 3. Source and Amount of Funds or Other Consideration.

        Since the date of filing of Amendment No. 12 to the Schedule 13D, the Filing Parties named herein have entered into the following transactions in the Company's Class A Stock, using the funds indicated below:

        (a) In November, 2000, the following transactions in the Class A Stock took place:

            (i) Mr. Bramson transferred 400,000 shares of Class A Stock to SIC, of which he is the sole stockholder, in a private transaction not involving the payment of any consideration;

            (ii) Mr. Bramson sold 400,000 shares of Class A Stock in open market brokerage transactions at a price of $0.8125 per share;

            (iii) SHI purchased 405,000 shares of Class A Stock in open market brokerage transactions at a price of $0.8125 per share using working capital funds; and

            (iv) Mr. McKibben sold 5,000 shares of Class A Stock in an open market brokerage transaction at a price of $0.625 per share.

        (b) In February, 2001, the Board of Directors of the Company granted to Mr. McKibben 75,000 non-qualified stock options to purchase shares of Class A Stock under the Company's 1992 Stock Incentive Plan (the "Plan"), at an exercise price of $0.40 per share. The option becomes exercisable as to 34% of the underlying shares on February 26, 2002, and as to an additional 8.25% quarterly thereafter until February 26, 2004. The option expires as to equivalent percentages of underlying shares 15 months after the applicable vesting date for such shares.

        (c) In May, 2001, SHCI succeeded by merger to SHLLC's ownership of 400,000 shares of Class A Stock and assumed certain purchase money indebtedness incurred by SHLLC in connection with the purchase of such shares from the Company. No consideration was paid for such shares.

        (d) In July, 2001, Mr. McKibben sold 1,800 shares of Class A Stock in an open market brokerage transaction at a price of $0.30 per share.

        (e) On or about October 23, 2001, the Board of Directors of the Company granted to Mr. Bramson 850,000 non-qualified options to purchase shares of Class A Stock under the Company's 1992 Stock Incentive Plan, at an exercise price of $0.17 per share. This option becomes fully vested and exercisable on or about April 23, 2002.

        (f) On or about October 29, 2001, the Company issued to SCI 1,000,000 shares of Class A Stock in consideration of SCI's agreement to make loans to a subsidiary of the Company up to $2.5 million. The Company has agreed to register the shares under the Securities Act of 1933, as amended.


                                                             Page __ of __ Pages

        (g) On or about November 7, 2001, Mr. Bramson purchased the shares reported in Item 3(f) from SCI in a private transaction for $160,000 using personal funds.

Item 4. Purpose of Transaction.

        (a) The transactions by Mr. Bramson, Mr. McKibben, SIC, SHI and SHCI reported in Items 3(a), 3(c), 3(d) and 3(g) were effected for personal investment planning purposes. As set forth in Item 5(a)(vii), Mr. Bramson is deemed to hold beneficial ownership of approximately 18.2% of the outstanding Class A Stock. Accordingly, Mr. Bramson may be in a position to exercise significant influence on the management and affairs of the Company.

        (b) The 1,000,000 shares acquired by SCI reported in Item 3(f) were acquired as additional consideration for the extension of credit by SCI to a subsidiary of the Company.

        (c) The Board of Directors of the Company granted the options reported in Item 3(b) and 3(e) as incentive compensation in accordance with the purposes of the 1992 Stock Incentive Plan.

        (d) One or more of the Filing Parties named in the Schedule 13D, including Mr. Bramson, may from time to time in the future acquire additional shares of Class A Stock, or dispose of Class A Stock owned by such Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

Item 5. Interest in Securities of the Issuer.

        (a) As of the close of business on November 7, 2001:

            (i) SHCI owned 400,000 shares of Class A Stock of the Company, representing approximately 0.7% of the outstanding shares of Class A Stock of the Company.

            (ii) SIC owned 1,850,000 shares of Class A Stock of the Company, representing approximately 3.1% of the outstanding shares of Class A Stock of the Company.

            (iii) SHI owned directly or through a wholly-owned subsidiary 1,098,566 shares of Class A Stock. In addition, SHI holds the right to vote 212,856 shares of Class A Stock as holder of a voting proxy with respect to such shares granted by Craig L. McKibben. Accordingly, SHI is deemed to be the beneficial owner of an aggregate of 1,311,422 shares of Class A Stock, representing approximately 2.2% of the outstanding Class A Stock of the Company.

            (iv) NLP owned all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 1,311,422 shares, representing approximately 2.2%, of the outstanding Class A Stock of the Company.

            (v) SCI owned directly 31,479 shares of Class A Stock, and SCI is deemed to be the beneficial owner of all shares beneficially owned by NLP, as SCI is the general partner of NLP, the sole stockholder of SHI. Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 1,342,901 shares, representing approximately 2.2% of the outstanding Class A Stock of the Company.

            (vi) Mr. McKibben owned directly 212,856 shares of Class A Stock, held options to acquire 440,150 shares of Class A Stock under the Company's 1992 Stock Incentive Plan, and held options granted to him by SHI to acquire 150,000 shares of Class A Stock. (Mr. McKibben has granted a


                                                             Page __ of __ Pages
proxy to SHI to vote all shares of Class A Stock owned by him on any matter submitted to stockholders of the Company.) In addition, Mr. McKibben serves as co-administrator of the Ampex Retirement Master Trust (the "Ampex Trust"), which holds 2,914,672 shares of Class A Stock (including 68,500 shares issuable upon conversion of outstanding convertible preferred stock of the Company held by the Ampex Trust), respectively, as to which Mr. McKibben may be deemed to share investment power. Accordingly, Mr. McKibben is deemed to be the beneficial owner of 3,717,678 shares of Class A Stock, representing approximately 6.2% of the Class A Stock of the Company.

            (vii) Mr. Bramson owned directly 3,505,410 shares of Class A Stock, and held options to acquire an aggregate of 852,500 shares of Class A Stock under the Company's 1992 Stock Incentive Plan. Mr. Bramson is also deemed beneficially to own 3,380,045 shares of Class A Stock owned or controlled by certain other Filing Parties named herein, and 212,856 shares covered by the above-mentioned proxy. In addition, Mr. Bramson serves as co-administrator of the Ampex Trust, which holds 2,914,672 shares of Class A Stock, as to which Mr. Bramson may be deemed to share investment power. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 10,865,483 shares, representing approximately 17.9% of the outstanding Class A Stock of the Company.

            (viii) The Filing Parties named herein, collectively, may comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 11,305,633 shares, or approximately 18.4%, of the outstanding Class A Stock of the Company.

        (b) No change.

        (c) Except as disclosed herein, none of the Filing Parties has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to the Schedule 13D, dated June 8, 2000.

        (d) No change.

        (e) Not Applicable.

        (f) The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to Be Filed as Exhibits.

        The List of Exhibits attached to this Amendment No. 13 is hereby incorporated herein by reference.


                                                             Page __ of __ Pages

        After reasonable inquiry and to the best of its knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 16, 2001

                                    SHERBORNE CAPITAL INCORPORATED


                            By: /s/ Edward J. Bramson
                                    --------------------------------
                                    Name:  Edward J. Bramson
                                    Title: President

                                    SHERBORNE INVESTMENTS CORPORATION


                            By: /s/ Edward J. Bramson
                                    --------------------------------
                                    Name:  Edward J. Bramson
                                    Title:  President

                                    SHERBORNE HOLDINGS INCORPORATED


                            By: /s/ Craig L. McKibben
                                    --------------------------------
                                    Name:  Craig L. McKibben
                                    Title: Vice President

                            NEWHILL PARTNERS, L.P., by its general
                               partner, Sherborne & Company Incorporated


                            By: /s/ Edward J. Bramson
                                    --------------------------------
                                    Name:  Edward J. Bramson
                                    Title: President

                            SHERBORNE & COMPANY INCORPORATED

                            By: /s/ Craig L. McKibben
                                    --------------------------------
                                    Name:  Craig L. McKibben
                                    Title: Vice President

                                /s/ Craig L. McKibben
                                ------------------------------------
                                Craig L. McKibben


                                /s/ Edward J. Bramson
                                ------------------------------------
                                Edward J. Bramson


                                                             Page __ of __ Pages

                                LIST OF EXHIBITS
                                       to
                               Amendment No. 13 to
                                  Schedule 13D



         Exhibit No.          Exhibit Description
         -----------          -------------------

               1 Letter Agreement, dated as of October 29, 2001, between Ampex Corporation and Sherborne & Company Incorporated ("SCI") providing for the issuance to SCI of 1,000,000 shares of the Company's Common Stock (filed as Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.)


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